New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

VIA REGISTERED U.S. POSTAL MAIL & ELECTRONIC MAIL

chair@sec.gov; commissionerlee@sec.gov; commissionerpeirce@sec.gov; commissionerroisman@sec.gov; commissionercrenshaw@sec.gov; board.directors@mnk.com; corporate.secretary@mnk.com; stephanie.miller@mallinckrodt.com; joann.reed@mallinckrodt.com; carlos.paya@mallinckrodt.com; angus.russell@mallinckrodt.com; martin.carroll@mallinckrodt.com; paul.carter@mallinckrodt.com; david.norton@mallinckrodt.com; anne.whitaker@mallinckrodt.com; kne eland.youngblood@mallinckrodt.com; david.carlucci@mallinckrodt.com; jane.m.leamy@usdoj.gov; info@odce.ie; marian_lynch@odce.ie; xana_mccarthy@odce.ie; suzanne_gunne@odce.ie; ian_drennan@odce.ie; aviel@deloitte.com; mperron@deloitte.ca; ipasquali@deloitte.com; jfoutty@deloitte.com; jucuzoglu@deloitte.com; kbowman@deloitte.com; achowdhury@deloitte.com; mcollins@deloitte.com; jdowning@deloitte.com; tdodum@deloitte.com; afeirn@deloitte.com; wfletcher@deloitte.com; cgiuliante@deloitte.com; griffin -hunter@deloitte.com; sjennings@deloitte.com; ckosal@deloitte.com; sporter@deloitte.com; isaif@deloitte.com; jsalzetti@deloitte.com; dsills@deloitte.com; gsimeone@deloitte.com; aweissenberg@deloitte.com; richard.daly@broadridge.com; chris.perry@broadridge.com; tim.gokey@broadridge.com; shareholder@broadridge.com;

November 5, 2021

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director
Mr. David Carlucci, Former Director
Ms. Stephanie Miller, Corporate Secretary

U.S. Securities and Exchange Commission	Mr. Gary Gensler, Chairman
100 F Street, NE	Ms. Allison Herren Lee, Commissioner
Washington, D.C. 20549	Ms. Hester M. Peirce, Commissioner
Mr. Elad L. Roisman, Commissioner
Ms. Caroline Crenshaw, Commissioner

Attn: Office of the Whistleblower
ENF-CPU (U.S. Securities & Exchange Commission)
14420 Albemarle Point Place, Suite 102
Chantilly, VA 20151-1750

Deloitte Touche Tohmatsu Limited	Board of Directors, All Members
30 Rockefeller Plaza, 41st Floor	Mr. Anthony Viel, Chief Executive Officer
New York, N.Y. 10112	Mr. Marc Perron, Chief Client Officer
Mr. Iseo Pasquali, Chief Business and Financial Officer

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:	November 3, 2021, Resignation of Ms. Kathy Schaefer, Senior Vice President of Finance - Mallinckrodt Plc.

Ladies and Gentlemen of the Dismissed Board of Directors (the "Dismissed Board"):

This letter is being sent to the Dismissed Board in response to the resignation of Ms. Kathy Schaefer, Senior Vice President, Finance at Mallinckrodt Plc. (the "Company"). How shocking (much sarcasm) that your Senior Vice President of Finance would resign just days after an open letter to the U.S. Securities and Exchange Commission detailing all of your accounting fraud (along with all of your other instances of fraud, whether securities fraud, bankruptcy fraud, or otherwise, depending what we want to focus on), all the way down to the very FASB ASC topics that you are willfully violating… You could not wreak of more guilt and culpability when you explicitly profess her resignation had nothing to do with (again, much sarcasm) "any disagreement with the Company's independent auditors or any member of management on any matter of accounting principles or practices, financial statement disclosure or internal controls."1 When your Senior Vice President of Finance walks out days after you are publicly pegged on accounting fraud, such a purposeful attempt to proclaim innocence carries about as much weight as telling someone that your carrying an umbrella has nothing to do with the rain - you look ever so guilty, even more than before. I will add, if Ms. Schaefer's departure was staged to act as though you are doing something about the fraud, you all are still just as guilty of accounting fraud, as you all still continue peddling multiple statements of financials (they cannot all be true, and the liabilities are either "probable", or they are not, and you are either guilty, or you are not - you get one choice, and one story); the story of accounting fraud has not changed with Ms. Schaefer's departure from the Company. Further, this management continues signing off on and certifying false financial statements (again, which one is true?), and this Dismissed Board and Deloitte & Touche continue to complicitly stand by as this Company's management is continuing the peddling of multiple statements of financials. Again, you get one statement of financials, and one statement only; you do not get to dole out one of multiple statements of financials in your repertoire based on your agenda at the moment. This Dismissed Board and management are continuing to conspire in accounting fraud via false statements of financials, even as of the 10-Q filed on November 2, 2021. The fraud must run very deep to cause Ms. Schaefer's departure. I would say she is utmost wise to jump ship before this all comes to a head. What is most shocking of all is that every single one of you (of the Dismissed Board) are apparently willfully continuing to conspire in the fraud along with this remaining management. You have been on formal notice of this fraud for months, knew of the supposed (major emphasis on "supposed", as BHG does not buy your story one bit) "hopeless" probability of the liabilities all along as you were negotiating a restructuring (conveniently including a MIP, for which you refuse to exclude/bar yourselves from benefiting from), Mr. Reasons (with Mr. Trudeau, this entire Dismissed Board, and Deloitte & Touch standing by) continues to sign off on financial statements, certifying that contingent liabilities being claimed as part of "hopeless insolvency" do not even meet a standard of being "probable" enough to be accrued in the accounting records of the Company, pursuant to FASB ASC topic 450-20-25-2 (i.e., you all claiming you are not guilty in the underlying allegations involving Medicare fraud and other criminal conduct alleged to have occurred under the oversight of your leadership, whether intentionally or due to neglect as a fiduciary).

__________________________
1 November 3, 2021, 8-K filing with the U.S. Securities and Exchange Commission, announcing the resignation of Ms. Kathy Schaefer: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000119312521318484/d239732d8k.htm

Mr. Reasons is still conspiring in accounting fraud (either signing off on false financial statements with the Commission, or standing behind false statements of liabilities/financials being submitted to the U.S. bankruptcy court) and this Dismissed Board still continues to employ him (and Mr. Trudeau, for that matter), conspiring just as much as this entire management. Beyond that, this Dismissed Board and management still has imprisonable statutory violations of the Companies Act of 2014, including its §§ 717 and 1111 (for which, your category 2 offenses under § 717 are entirely incurable), for which your Irish counsel has dug your hole even deeper with each letter they send to BHG (you should tell them to cease their responses, and I tell you that for your own good - believe it or not, I actually do not have any agenda with ill intentions towards any of you, having hoped at least one of you would become rationale sometime much sooner than committing so many imprisonable offenses, which BHG is required to report, and far before your Senior Vice President of Finance resigned upon being so publicly called out and pegged on accounting fraud). Your own counsel is fueling this Company's Dismissed Board and management's peddling multiple statements of financials even more (also doing so themselves, as legal counsel, in letters on your behalf), and apparently have as much of a grip on Irish company law as this Company does its solvency, with such hypocritical opinions of the Companies Act of 2014, even within single paragraphs of individual letters (take a look at the letter sent to Arthur Cox, sent simultaneous to this letter to the Dismissed Board). No hush payments can fix these issues, and you will be even further in trouble if you have given, or do give, any hush payments to Ms. Schaefer to attempt keeping her lips sealed, further misappropriating assets, to further perpetrate your fraud of numerous instances and types. This Dismissed Board is continuing to employ corporate officers who are knowingly producing and/or standing by false statements of financials, so, if this Dismissed Board decided to stage Ms. Schaefer's "agree[ing] to leave" to illustrate you did something in response to BHG's pinning this Company to the wall over accounting fraud, try again; you all are culpable, through and through, and still producing false statements of financials, one way or another, under your leadership. Your ever so calculated denial, as much as your continued rejection of inbound correspondence at the board of directors' e-mail address, is not an excuse to continue perpetrating every instance of fraud you have engaged in, and are actively engaging in and standing by, just as complicitly as those more actively involved; the buck stops at this Dismissed Board.

Still do not want to talk about your insider trading of this Dismissed Board and management common stock on undisclosed information either, do you (for which you also fraudulently omitted that information from disclosure in the bankruptcy court during equity committee hearings, too)? How interesting… Almost as interesting as the testimonies coming out of the U.S. Bankruptcy Court during confirmation hearings already, such as how much your independent "valuation experts" are puppets to this management and board. If they are such "valuation experts", then why does this Dismissed Board and management have to tell them how to do their job, other than if you want to fabricate and fix those valuation numbers as much as your statements of financials (again, I will let you pick which statements are false - they cannot all be true)? Are you guilty in Medicare fraud under your oversight, along with the other criminal allegations, or not? Those liabilities are binary, and years of prison are carried if you fraudulently concealed your guilt in the matters (take a good hard look at the Companies Act of 2014, § 717, as you violated it multiple times over, by your present story in the U.S. Bankruptcy Court).

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.